December 22, 2004

Via Facsimile at (314) 615-6001 and U.S. Mail

Robert Wexler
Gallup, Johnson & Neuman, L.C.
101 South Hanley, Suite 1600
Saint Louis, MO 63105

Re:	Maverick Tube Corporation
	Schedule TO-I filed December 2, 2004, as amended
      File No. 5-42504

      Form S-4 filed December 1, 2004, as amended
      File No. 333-120923

Dear Mr. Wexler:

	We have the following comments on your filing. The scope of our review has been limited to the terms of the exchange offer.

Schedule TO-I
1. We note your response to prior comment 2. Please include a separate row in your fee table for the rights.

Prospectus Cover Page
2. Revise the cover page to reflect the common stock and rights being registered. In addition, Exhibit 5.1 should provide a separate section discussing the legality of the rights.



Risk Factors, page 14
3. We note your response to prior comment 14. The risk you are attempting to discuss is that the transaction may be taxable to investors. Revise your subheading and the risk factor to state that directly. The discussion of the "position" which you are taking is irrelevant and should be deleted. Please make a corresponding revision to your summary section.
Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions

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December 22, 2004
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE